Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . 0.5
(Print or type responses)
1. Name and Address of Reporting Person*
Unicorp, Inc., Equitable Assets Inc., First Madison Trust, Estate of John N. Avilez
(Last)       (First)       (Middle)

c/o M. Stephen Roberts, Esq.
One Riverway, Suite 1700
(Street)

Houston, Texas 77056
(City)       (State)       (Zip)
2. Date of Event Requiring Statement (Month/Day/Year) 09/28/2001	4. Issuer Name and Ticker or Trading Symbol Texas Nevada Oil & Gas Co.
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) N/A	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_10% Owner ___ Officer (give ___ Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, no par value	596,469 shares common stock	D	N/A
Common Stock, no par value	474,589 shares common stock	I	Equitable Assets Incorporated holds 95.5% of the outstanding shares of Unicorp, Inc. which holds 100% of the outstanding shares of Texas Nevada Oil & Gas Co.
Common Stock, no par value	474,589 shares common stock	I	First Madison Trust holds 100% of the outstanding shares of Equitable Assets Incorporated. Equitable Assets holds 95.5% of the outstanding shares of Unicorp, Inc. which holds 100% of the outstanding shares of Texas Nevada Oil & Gas Co.
Common Stock, no par value	474,589 shares common stock	I	The Estate of John N. Avilez is the sole beneficiary of First Madison Trust, a Belize personal trust the settlor and beneficiary of which was John N. Avilez, a Belize citizen who died on April 4, 2000. First Madison Trust holds 100% of the outstanding shares of Equitable Assets Incorporated. Equitable Assets holds 95.5% of the outstanding shares of Unicorp, Inc. which holds 100% of the outstanding shares of Texas Nevada Oil & Gas Co.
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	UNICORP, INC. /s/ Louis G. Mehr Louis G. Mehr, President **Signature of Reporting Person	11/12/2001 Date
		EQUITABLE ASSETS INCORPORATED /s/ Louis G. Mehr Louis G. Mehr, President **Signature of Reporting Person	11/12/2001 Date
		FIRST MADISON TRUST /s/ Louis G. Mehr Louis G. Mehr, Agent **Signature of Reporting Person	11/12/2001 Date
		ESTATE OF JOHN N. AVILEZ /s/ Louis G. Mehr Louis G. Mehr, Agent **Signature of Reporting Person	11/12/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.